UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Farfetch Limited
(Name of Issuer)

Class A Ordinary Shares, par value $0.04 per share
(Title of Class of Securities)

30744W107
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30744W107

1.	Names of Reporting Persons. Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 11,753,417[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 11,753,417[1]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,753,417[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 3.6% of total outstanding Class A Ordinary Shares and 3.2% of total outstanding Ordinary Shares[2]
12.	Type of Reporting Person (See Instructions) CO

1 Include (i) 6,122,250 Class A Ordinary Shares, par value US$0.04 per share (“Class A Ordinary Shares”), of Farfetch Limited (the “Issuer”) held by Huang River Investment Limited, a direct wholly-owned subsidiary of Tencent Holdings Limited, (ii) 4,081,500 Class A Ordinary Shares issuable upon the conversion of the outstanding principal amount of 5.00% convertible notes due 2025 (the “Private Placement Notes”) issued by the Issuer to Huang River Investment Limited in a private placement completed in February 2020, and (iii) 1,549,667 Class A Ordinary Shares issuable upon the conversion in full of the outstanding principal amount of 3.75% convertible senior notes due 2027 (the “144A Notes”) issued by the Issuer to THL E Limited, a direct wholly-owned subsidiary of Tencent Holdings Limited, in an offering completed in April 2020 pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended.

2 Calculation is based on (i) 311,915,411 total outstanding Class A Ordinary Shares of the Issuer as of January 31, 2021, as disclosed in the Issuer’s annual report on Form 20-F for the year ended December 31, 2020, (ii) 42,858,080 total outstanding Class B Ordinary Shares, par value US$0.04 per share (“Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”), of the Issuer as of January 31, 2021, as disclosed in the Issuer’s annual report on Form 20-F for the year ended December 31, 2020, and (iii) 11,753,417 Class A Ordinary Shares that are beneficially owned by Tencent Holdings Limited and were not outstanding as of January 31, 2021. Each Class A Ordinary Share is entitled to one vote, while each Class B Ordinary Share is entitled to twenty votes, in respect of matters requiring the votes of the shareholders. The 11,753,417 Class A Ordinary Shares beneficially owned by Tencent Holdings Limited represent approximately 3.6% of the total outstanding Class A Ordinary Shares, approximately 3.2% of the total outstanding Ordinary Shares and approximately 1.0% of the aggregate voting power of the total outstanding Ordinary Shares.

CUSIP No. 30744W107

1.	Names of Reporting Persons. Huang River Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 10,203,750[3]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 10,203,750[3]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,203,750[3]
10	Check If The Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented by Amount in Row (9) 3.2% of total outstanding Class A Ordinary Shares and 2.8% of total outstanding Ordinary Shares [4]
12.	Type of Reporting Person (See Instructions) CO

3 Include (i) 6,122,250 Class A Ordinary Shares held by Huang River Investment Limited and (ii) 4,081,500 Class A Ordinary Shares issuable upon the conversion of the outstanding principal amount of the Private Placement Notes held by Huang River Investment Limited.

4 Calculation is based on (i) 311,915,411 total outstanding Class A Ordinary Shares of the Issuer as of January 31, 2021, as disclosed in the Issuer’s annual report on Form 20-F for the year ended December 31, 2020, (ii) 42,858,080 total outstanding Class B Ordinary Shares of the Issuer as of January 31, 2021, as disclosed in the Issuer’s annual report on Form 20-F for the year ended December 31, 2020, and (iii) 10,203,750 Class A Ordinary Shares that are beneficially owned by Huang River Investment Limited and were not outstanding as of January 31, 2021. Each Class A Ordinary Share is entitled to one vote, while each Class B Ordinary Share is entitled to twenty votes, in respect of matters requiring the votes of the shareholders. The 10,203,750 Class A Ordinary Shares beneficially owned by Huang River Investment Limited represent approximately 3.2% of the total outstanding Class A Ordinary Shares, approximately 2.8% of the total outstanding Ordinary Shares and approximately 0.9% of the aggregate voting power of the total outstanding Ordinary Shares.

Item 1(a). Name of Issuer:

Farfetch Limited

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Bower, 211 Old Street, London EC1V9NR, United Kingdom

Item 2(a). Name of Person Filing:

Tencent Holdings Limited

Huang River Investment Limited

Item 2(b). Address of Principal Business Office or, if none, Residence:

For both Huang River Investment Limited and Tencent Holdings Limited:

29/F, Three Pacific Place
No. 1 Queen’s Road East
Wanchai, Hong Kong

Item 2(c). Citizenship:

Tencent Holdings Limited - Cayman Islands

Huang River Investment Limited - British Virgin Islands

Item 2(d). Title of Class of Securities:

Class A Ordinary Shares, $0.04 par value per share.

Item 2(e). CUSIP Number:

30744W107

Item 3. If this Statement is Filed Pursuant to Rule 13d-l(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

Rows 5-9 of the cover page for each reporting person are incorporated in this Item 4 by reference.

Huang River Investment Limited beneficially owns 10,203,750 Class A Ordinary Shares of the Issuer, including (i) 6,122,250 Class A Ordinary Shares held by Huang River Investment Limited; and (ii) 4,081,500 Class A Ordinary Shares issuable upon the conversion of the outstanding principal amount of the Private Placement Notes held by Huang River Investment Limited.

THL E Limited, a direct wholly-owned subsidiary of Tencent Holdings Limited, beneficially owns 1,549,667 Class A Ordinary Shares issuable upon the conversion in full of the outstanding principal amount of the 144A Notes held by THL E Limited.

Tencent Holdings Limited may be deemed to have beneficial ownership of (i) 10,203,750 Class A Ordinary Shares beneficially owned by Huang River Investment Limited, its direct wholly-owned subsidiary, and (ii) 1,549,667 Class A Ordinary Shares beneficially owned by THL E Limited, its direct wholly-owned subsidiary.

The 10,203,750 Class A Ordinary Shares beneficially owned by Huang River Investment Limited represent approximately 3.2% of the total outstanding Class A Ordinary Shares, approximately 2.8% of the total outstanding Ordinary Shares and approximately 0.9% of the aggregate voting power of the total outstanding Ordinary Shares.

The 11,753,417 Class A Ordinary Shares beneficially owned by Tencent Holdings Limited represent approximately 3.6% of the total outstanding Class A Ordinary Shares, approximately 3.2% of the total outstanding Ordinary Shares and approximately 1.0% of the aggregate voting power of the total outstanding Ordinary Shares.

The above calculation is based on (i) 311,915,411 total outstanding Class A Ordinary Shares of the Issuer as of January 31, 2021, as disclosed in the Issuer’s annual report on Form 20-F for the year ended December 31, 2020, (ii) 42,858,080 total outstanding Class B Ordinary Shares of the Issuer as of January 31, 2021, as disclosed in the Issuer’s annual report on Form 20-F for the year ended December 31, 2020, and (iii) Class A Ordinary Shares that are beneficially owned by the reporting persons and were not outstanding as of January 31, 2021. Each Class A Ordinary Share is entitled to one vote, while each Class B Ordinary Share is entitled to twenty votes, in respect of matters requiring the votes of the shareholders.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Item 4.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Each reporting person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Director

HUANG RIVER INVESTMENT LIMITED

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Director